Exhibit 99.1

TAL Education Group Provides Update on Regulatory Development

BEIJING, August 18, 2021 – TAL Education Group (“TAL” or the “Company”) (NYSE: TAL), a leading K-12 after-school tutoring services provider in China, announced that the Beijing Municipality Government and the Beijing Municipal Committee of the Communist Party of China jointly issued the “Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing” (the “Beijing Measures”) on August 14, 2021, and published the full text of the Beijing Measures on August 18, 2021. The Beijing Measures were adopted to implement the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July by the General Office of the CPC Central Committee and the General Office of the State Council, and aims to ensure that “the excessive burden upon students from school homework and after-school tutoring, the education expenditures from their families and the burden on their parents’ energy will be effectively reduced by the end of 2021, with significant impact achieved within two years.”

With respect to after-school tutoring services, among other things, the Beijing Measures contain the following provisions:

•	No new provider of after-school tutoring services on academic subjects in China’s compulsory education system (“Academic AST”) will be approved, while existing Academic AST providers will be subject to review and re-registration aimed at reducing their numbers by phases; the remaining Academic AST providers shall all be registered as non-profit; previously registered online Academic AST providers will also be subject to review and re-registration and the registration and ICP license of any unqualified online AST providers will be rescinded.

•	After-school tutoring providers are strictly prohibited from providing Academic AST during any national holiday, weekend, winter and summer break period; there are further restrictions over when Academic AST can be offered during weekdays.

•	Academic AST providers are prohibited from (i) offering classes over contents outside of or in advance of the school curriculum, (ii) offering classes based on any foreign curriculum, (iii) soliciting and recruiting school teachers by offering excessive compensation, or (iv) employing foreign personnel to carry out training activities from overseas. Non-Academic AST providers are prohibited from offering Academic AST classes.

•	Prices for Academic AST will need to follow the guidelines from the government to prevent “any excessive charging or profit-seeking activity”.

•	Academic AST providers are prohibited from financing by way of listing its securities or conducting other capital market activities; listed companies may not invest in Academic AST providers through capital markets fundraising activities, and may not acquire assets of AST providers by paying cash or issuing securities; foreign capital is prohibited from controlling or participating in AST providers through mergers and acquisitions, entrusted operations, joining franchises, using variable interest entities or other structures.

•	Enhancing oversight of AST advertising, including restricting the channels for deploying AST advertisements.

Certain other provinces and municipalities in China have reportedly adopted similar measures and the Company expects that additional provinces and municipalities may follow similar approaches. The Company’s compliance with these measures will have a material adverse impact on its existing AST business, results of operations and financial condition. Specifically, in compliance with the Beijing Measures, the Company has stopped offering Academic AST classes over weekends, national holidays and the current school break period in Beijing. Historically, the revenues from Academic AST classes over these time periods accounted for the majority of the Company’s total revenues. The Company will continue to proactively seek guidance from and cooperate with government authorities in Beijing and other provinces and municipalities in connection with its efforts to comply with the policy directives of the PRC central government and any related implementation rules, regulations and measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company’s learning center network currently covers 110 cities. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@tal.com

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